SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------


                                  SCHEDULE 13D
                                (Rule 13d - 101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (Amendment No. 4)(1)

                         Kerzner International Limited
              (formerly known as Sun International Hotels Limited)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Ordinary shares, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    P8797T133
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
                              Jerome C. Katz, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                               New York, NY 10112
                                 (212) 408-5100
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 2, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. P8797T133                   13D
--------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Familienstiftung Von Rantzau-Essberger
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ] (a)
                                                                   [x] (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC                                                See Item 3.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Liechtenstein
--------- ----------------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                0
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               1,926,743*
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            0
                    ------- ----------------------------------------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            2,159,193**
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,159,193
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------- ----------------------------------------------------------------------

* Consists of: (i) 1,842,059 Ordinary Shares held by Cement Merchants S.A.; and (ii) 84,684 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.

** 1,842,059 of the Ordinary Shares are held by Cement Merchants S.A.; Familienstiftung Von Rantzau-Essberger is the sole shareholder of Cement Merchants S.A. 317,134 of the Ordinary Shares are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Familienstiftung Von Rantzau-Essberger is an indirect 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 317,134 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 317,134 Ordinary Shares.

-------------------
CUSIP No. P8797T133                   13D
--------------------

--------- ----------------------------------------------------------------------
   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Cement Merchants S.A.
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         [ ] (a)
                                                                   [x] (b)
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

          WC, OO                                                See Item 3.
--------- ----------------------------------------------------------------------
   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
          2(d) or 2(e)                                             [ ]
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Panama
--------- ----------------------------------------------------------------------
                      7
    NUMBER OF               SOLE VOTING POWER

      SHARES                0
                    ------- ----------------------------------------------------
                      8
   BENEFICIALLY             SHARED VOTING POWER

     OWNED BY               1,926,743+
                    ------- ----------------------------------------------------
       EACH           9
                            SOLE DISPOSITIVE POWER
    REPORTING
                            0
                    ------- --------------------------------- ------------------
      PERSON          10
                            SHARED DISPOSITIVE POWER
       WITH
                            2,159,193++
--------- ----------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,159,193
--------- ----------------------------------------------------------------------
   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                  [ ]
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.9%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          CO
--------- ----------------------------------------------------------------------

+ Consists of: (i) 1,842,059 Ordinary Shares held by Cement Merchants S.A.; and (ii) 84,684 Ordinary Shares with respect to which Cement Merchants S.A. holds a proxy. See Item 6.

++ Consists of: (i) 1,842,059 Ordinary Shares held by Cement Merchants S.A. and acquired by it in distributions from Royale Resorts Holdings Limited and Sun International Inc.; and (ii) 317,134 Ordinary Shares over which Cement Merchants S.A. may be deemed to share dispositive power with Familienstiftung Von Rantzau-Essberger and Royale Resorts Holdings Limited. The 317,134 Ordinary Shares referred to in the preceding sentence are held by Royale Resorts Holdings Limited or Royale Resorts International Limited, a 100% owned and controlled subsidiary of Royale Resorts Holdings Limited. Cement Merchants S.A. is the effective 26.7% shareholder of Royale Resorts Holdings Limited and Royale Resorts Holdings Limited has agreed not to transfer such 317,134 Ordinary Shares without the consent of Cement Merchants S.A. Accordingly, Familienstiftung Von Rantzau-Essberger may be deemed to share dispositive power with respect to such 317,134 Ordinary Shares.

-------------------
CUSIP No. P8797T133
-------------------

This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends the Schedule 13D originally filed on April 3, 2003 (the "Schedule 13D") by Familienstiftung Von Rantzau-Essberger, a Liechtenstein discretionary foundation (the "CMSA Trust"), and Cement Merchants S.A., a Panamanian corporation ("CMSA"), relating to the ordinary shares, $0.001 par value per share (the "Ordinary Shares"), of Kerzner International Limited (formerly known as Sun International Hotels Limited), a corporation organized under the laws of the Commonwealth of the Bahamas ("Kerzner").

Capitalized terms used and not defined herein have the meanings ascribed to them in the Schedule 13D. Except as specifically amended, supplemented or restated hereby, the Schedule 13D remains in full force and effect.

1. Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

     Item 5.  Interest in Securities of the Issuer.

                                         Ordinary Shares                Percent
                                         ---------------                -------
             (a)     CMSA Trust            2,159,193*                    (5.9%)
                     CMSA                  2,159,193*                    (5.9%)

              *As of September 30, 2005, Kerzner had approximately 36,400,000 Ordinary Shares outstanding according to filings with the Securities and Exchange Commission.



             (b)    CMSA Trust           Ordinary Shares                Percent
                    ----------           ---------------                -------

                    Sole Voting Power                0                    (0%)
                    Shared Voting Power      1,926,743                    (5.3%)
                    Sole Dispositive Power           0                    (0%)
                    Share Dispositive Power  2,159,193                    (5.9%)

               The CMSA Trust may be deemed to share (a) voting power with CMSA with respect to the 1,926,743 Ordinary Shares, consisting of 1,842,059 Ordinary Shares held by CMSA and 84,684 Ordinary Shares with respect to which CMSA holds a proxy and (b) dispositive power with (i) CMSA with respect to the 1,842,059 Ordinary Shares held by CMSA and (ii) CMSA and RRHL with respect to the 317,134 Ordinary Shares held by RRHL and RRIL.

                    CMSA                 Ordinary Shares                Percent
                    ----                 ---------------                -------

                    Sole Voting Power                0                    (0%)
                    Shared Voting Power      1,926,743                    (5.3%)
                    Sole Dispositive Power           0                    (0%)
                    Share Dispositive Power  2,159,193                    (5.9%)

     CMSA may be deemed to share (a) voting power with the CMSA Trust with respect to 1,926,743 Ordinary Shares, consisting of 1,842,059 Ordinary Shares held by CMSA and 84,684 Ordinary Shares with respect to which CMSA holds a proxy and (b) dispositive power with (i) the CMSA Trust with respect to the 1,842,059 Ordinary Shares held by CMSA and (ii) the CMSA Trust and RRHL with respect to the 317,134 Ordinary Shares held by RRHL and RRIL.

         On the dated indicated below, RRIL, a wholly-owned subsidiary of RRHL, sold on the New York Stock Exchange in open market transactions the number of Ordinary Shares for the per share consideration specified below:

         Date                    Number of Shares           Price per share/US $
         ----                    ----------------           --------------------

         3 March 2005                      25,800                64,5014
         4 March 2005                         700                64.5000
         7 March 2005                      55,300                64.5043
         8 March 2005                      18,200                64.5723
         14 March 2005                     47,500                64.2739
         15 March 2005                     52,500                64.5616
         16 March 2005                     42,300                64.1153
         17 March 2005                      6,000                63.7043
         18 March 2005                     28,900                63.0266
         1 December 2005                   60,000                65.7987
         2 December 2005                   50,000                65.7091
         5 December 2005                   60,000                65.8680
         6 December 2005                   30,000                66.1700
         7 December 2005                   20,000                66.6331
         8 December 2005                    5,000                67.3900
         9 December 2005                    5,700                67.5337
         12 December 2005                  44,300                68.6750
         13 December 2005                  25,000                69.1678
         14 December 2005                   2,500                70.0000
         19 December 2005                  16,700                70.0576
         11 January 2006                    2,900                70.0814


     In December 2005 and January 2006, RRIL and RRHL dividended an aggregate of 117,345 Ordinary Shares to CMSA.

     (d) Except as described in the Schedule 13D, as amended, restated and supplemented hereby, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities held by the Reporting Persons.

     (e) Not applicable.

2. Item 6 of Schedule 13D is hereby amended and supplemented by the following information:

     As a result of the sales of Ordinary Shares by RRHL and RRIL, the number of Option Shares with respect to which CMSA has the option to purchase decreased from 276,049 Ordinary Shares to 84,684 Ordinary Shares. The option with respect to these shares expires on July 2, 2006; RRHL holds these Option Shares. Likewise, the number of CMSA Proxy Shares decreased from 276,049 Ordinary Shares to 84,684 Ordinary Shares.

                                   Signatures

         After reasonable inquiry and to the best knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2006



                                        FAMILIENSTIFTUNG VON RANTZAU-ESSBERGER


                                        By:  /s/ Dr. Hans Eggenberger
                                           -------------------------------------
                                           Name:   Dr. Hans Eggenberger
                                           Title:  Board Member


                                        CEMENT MERCHANTS S.A.


                                        By:  /s/ Dr. Hans Eggenberger
                                           -------------------------------------
                                           Name:   Dr. Hans Eggenberger
                                           Title:  Director